Exhibit 99.7

Correction Notice to statement re possible offer for MariaDB plc (“MariaDB” or the “Company”) Increased proposal to provide up to US$20 million in bridge financing

Runa Capital II (GP) (“Runa”) today announces that its release issued on Tuesday, September 26, 2023 should have included a statement in accordance with Rule 2.5 of the Irish Takeover Rules. The corrected press release is set forth in its entirety below.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES, 2022 (“IRISH TAKEOVER RULES”) AND THERE CAN BE NO CERTAINTY THAT ANY OFFER WILL BE MADE, OR AS TO THE TERMS ON WHICH ANY OFFER MAY BE MADE.

For immediate release

26 September 2023

Runa Capital II (GP) (“Runa”)

Further statement re possible offer for MariaDB plc (“MariaDB” or the “Company”)

Increased proposal to provide up to US$20 million in bridge financing

On 15 September 2023, Runa announced that it made an all cash proposal to the directors of MariaDB (the “Board”) to acquire, together with Runa’s investment affiliates, 100% of the issued share capital of the Company not already owned by Runa, at a price of US$0.56 per share (the “Possible Offer”). In that announcement, Runa noted the impending default of the Company under its senior debt and indicated that it was prepared, as an interim measure, to extend to the Company a US$5 million bridge loan on terms to be agreed between the parties.

Runa is pleased to announce that on 24 September 2023, Runa issued a commitment letter to the Board of MariaDB pursuant to which Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP) (the “Fund”), committed to provide up to $20.0 million to the Company in exchange for senior secured notes issued by MariaDB (the “Notes”) (the “Commitment”), with $15.0 million being issued on closing of the financing and up to an additional $5.0 million to be issued upon mutual agreement of the Company and the Fund, subject to the terms and conditions set forth in the commitment letter (the “Commitment Letter”). The Commitment Letter and its terms will expire if not fully executed by the Company on or prior to 29 September 2023.

The Commitment requires that the provided funds be used solely to fund amounts that are due and payable and required to be paid by the Company to European Investment Bank (“EIB”) under the term loan tranche issued to the Company in 2019 (the “EIB Loan”). The Fund’s obligation to fund the Commitment shall be subject to (i) the Company’s good faith and active engagement with Runa Capital II (GP), Runa Capital Fund II, L.P., Runa Capital Opportunity I (GP), Runa Capital Opportunity Fund I, L.P., and Runa Ventures I Limited (collectively, the “Sponsor”) with respect to the Possible Offer (ii) a written demand from EIB for payment by the Company under the EIB Loan, (iii) EIB’s unconditional written consent to the issuance of the Notes, and (iv) the execution of documentation for the issuance of the Notes that is reasonably satisfactory the Fund.

Further terms and conditions of the loans

The Commitment provided to the Company by Runa envisaged the following additional terms and conditions:

1.	Ranking and Collateral

The Notes and all obligations related thereto shall be: (i) junior only to the EIB Loan (to the extent the EIB Loan remains outstanding) and (ii) senior to all other classes of securities and any other Company indebtedness of any kind. The Notes shall be secured by first priority security interests in the assets of the Company and its affiliates, except that the liens securing the Notes will be junior to and subordinated to the liens securing the EIB Loan (to the extent the EIB Loan remains outstanding).

2.	Interest rate and maturity

The interest rate on the Notes shall be 12.5% (non-default) and shall mature 364 days after closing of the financing, but shall be payable earlier upon (i) a change of control (or issuance of equity representing more than 50% of the outstanding shares of the Company) or (ii) an event of default under the EIB Loan.

3.	Warrants

Runa (or one of its affiliates) will be granted fully-vested warrants to purchase ordinary shares of the Company (or, if the Company consummates a preferred shares financing, preferred shares) in amount equal to the maximum number of such warrants that may be issued at a below market price without a shareholder approval, which is currently estimated to be 676,892. The exercise price of the warrants will be $0.01 per share.

4.	Fees and Expenses

If the transaction closes, the Company will pay all reasonable fees, costs and expenses incurred in connection with the transaction, whether incurred before or after closing of the financing. In addition, the Company will pay Runa an origination fee of 0.5% of the loan amount.

5.	Disclosure of alternative financing proposals

Prior to closing of the financing, the Company shall disclose all alternative financing proposals and any relationships or other connections between directors and executive officers of the Company and any other party to other financing arrangements.

Enquiries:

Davy Corporate Finance (Financial Adviser to Runa Capital)

Brian Garrahy

Tel: +353 1 679 7788

Important Notices

Responsibility Statement

The directors of Runa accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Further Information

This announcement does not constitute an offer to sell or invitation to purchase any securities. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Publication on Website

In accordance with Rule 26.1 of the Irish Takeover Rules, a copy of this announcement will be available on Runa’s website: www.runacap.com promptly and in any event by no later than 12 noon on the business day following this announcement. The content of this website is not incorporated into and does not form part of this announcement.

Pre-conditions to and terms of the Possible Offer and conditions to any offer

Any announcement of a firm intention to make an offer by Runa under Rule 2.7 of the Irish Takeover Rules remains subject to satisfaction of or waiver of certain pre-conditions, including satisfactory completion of customary due diligence, negotiation and execution of a definitive transaction agreement containing mutually agreed upon terms (including representations, warranties, covenants and conditions) for a transaction of this nature and an expenses reimbursement agreement in customary form, approval of, and a unanimous and unqualified recommendation in the Rule 2.7 announcement by, the Board to the Company’s shareholders to accept Runa’s offer and final approval of the Runa Investment Committees.

Any offer for the Company under Rule 2.7 of the Irish Takeover Rules would be subject to terms and conditions that are typical for a transaction of that nature including, amongst other things, receipt of any necessary regulatory and competition clearances.

In accordance with Rule 2.5 of the Irish Takeover Rules, Runa reserves the right to vary the form and / or mix of the offer consideration and vary the transaction structure. Runa also reserves the right to amend the terms of any offer (including making the offer on less favourable terms or at a lower price than US$0.56 per share): (a) with the recommendation or consent of the Board; (b) if MariaDB announces, declares or pays any dividend or any other distribution or return of value to its shareholders after the date of this announcement, in which case Runa reserves the right to make an equivalent adjustment to its proposed offer; (c) following the announcement by MariaDB of a whitewash transaction pursuant to the Irish Takeover Rules; or (d) if a third party announces a firm intention to make an offer for MariaDB on less favourable terms or at a lower price than US$0.56 per share.

Disclosure Requirements under the Irish Takeover Rules

Under Rule 8.3(a) of the Irish Takeover Rules, any person who is ‘interested’ in 1% or more of any class of ‘relevant securities’ of the Company or a securities exchange offeror (being any offeror other than an offeror which has announced that its offer is, or is likely to be, solely in cash) must make an ‘opening position disclosure’ following the commencement of the ‘offer period’ and, if later, following the announcement in which any securities exchange offeror is first identified. An ‘opening position disclosure’ must contain, among other things, details of the person’s ‘interests’ and ‘short positions’ in any ‘relevant securities’ of each of (i) the Company and (ii) any securities exchange offeror(s). An ‘opening position disclosure’ by a person to whom Rule 8.3(a) applies must be made by no later than 3:30 pm (Irish time) on the day that is ten ‘business days’ following the commencement of the ‘offer period’ and, if appropriate, by no later than 3:30 pm (Irish time) on the day that is ten ‘business days’ following the announcement in which any securities exchange offeror is first identified.

Under Rule 8.3(b) of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of the Company, all ‘dealings’ in any ‘relevant securities’ of the Company or any securities exchange offeror (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business day’ following the date of the relevant transaction. This requirement will continue until the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

If two or more persons co-operate on the basis of an agreement or understanding, whether express or tacit, either oral or written, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1 and 8.2 of the Irish Takeover Rules).

In general, interests in securities arise when a person has long economic exposure, whether conditional or absolute, to changes in the price of the securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.irishtakeoverpanel.ie, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel at telephone number +353 1 678 9020.

Davy Corporate Finance Unlimited Company (“Davy”), which is authorised and regulated in Ireland by the Central Bank of Ireland, is acting exclusively as financial adviser for Runa Capital and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Runa Capital for providing the protections afforded to clients of Davy or for providing advice in connection with the matters referred to in this announcement.

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